UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-36843

NOTIFICATION OF LATE FILING	CUSIP NUMBER 09074B107

(Check One): ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 31, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (or back page) before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

RENOVARE ENVIRONMENTAL, INC.
Full Name of Registrant

BIOHITECH GLOBAL, INC.
Former Name if Applicable

80 Red Schoolhouse Road, Suite 101
Address of Principal Executive Office (Street and Number)

Chestnut Ridge, New York 10977
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant could not file its Annual Report on Form 10-K for the period ended December 31, 2021 on or prior to the filing deadline due to the fact that certain amounts require further confirmation and analysis.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian C. Essman	(845)	330-2522
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

Below is a summary of the Registrant’s consolidated statement of operations for the current and comparative periods.

(Unaudited)

	Year Ended
	December 31,		Change
	2021	2020	$	%
Revenue	$12,347,529	$5,878,653	$6,468,876	110.0%
Operating expenses, excluding impairments and abandonments	19,159,715	16,579,412	2,580,303	15.6
Impairments and abandonments	6,432,484	975,420	5,457,064	559.5
Loss from operations	13,244,670	11,676,179	1,568,491	13.4
Net loss	17,254,867	15,741,839	1,513,028	9.6
Net loss attributable to Parent	14,528,390	11,536,923	2,991,467	25.9

Commentary. The Company’s revenues increased by 110.0% for the year ended December 31, 2021 over the year ended December 31, 2020 primarily due to a $6.4 million increase in digester equipment sales. Operating expenses, excluding impairments and abandonments, increased by 15.6% for the year ended December 31, 2021 over the year ended December 31, 2020 primarily due to a $4.5 million increase in equipment sales costs, offset in part by a $1.9 million decrease in selling, general and administrative expenses. Impairments and abandonments increased by 559.5% for the year ended December 31, 2021 over the year ended December 31, 2020 primarily due to the impairment of a mechanical, biological and technology (MBT) license amounting to $6.0 million. Loss from operations for the year ended December 31, 2021 increased by 13.4% over the year ended December 31, 2020, excluding impairments and abandonments in each year, the loss from operations decreased by 36.3% to $6,812,186 for the year ended December 31, 2021 from the year ended December 31, 2020. Net loss increased by 9.6% for the year ended December 31, 2021 over the year ended December 31, 2020 due to the loss from operations and due to an increase in interest expense offset by forgiveness of a PPP loan. Net loss attributed to Parent increased by 25.9% for the year ended December 31, 2021 over the year ended December 31, 2020 due to the increase in net loss and an increase in the Parent’s percentage of ownership in less than 100% owned subsidiaries.

RENOVARE ENVIRONMENTAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2022	By:	/s/Brian C. Essman
Brian C. Essman
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)